UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2021

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez
Name:	Ana Graciela de Méndez
Title:	CFO

Banco Latinoamericano

de Comercio Exterior, S.A.

and Subsidiaries

Unaudited condensed consolidated interim financial statements as of March 31, 2021, and for the three months ended March 31, 2021 and 2020.

Banco Latinoamericano de Comercio Exterior, S.A.

and Subsidiaries

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statement of financial position

March 31, 2021 and December 31, 2020

(In thousands of US dollars)

	Notes	March 31, 2021 (Unaudited)	December 31, 2020 (Audit)
Assets

Cash and due from banks	4,5	819,514	863,812

Securities and other financial assets, net	3,4,6	391,401	398,068

Loans, net	3,4,7	5,042,467	4,896,647

Customers’ liabilities under acceptances	3,4	78,164	74,366
Derivative financial instruments - assets	3,4,10	16,340	27,778
Equipment and leasehold improvements, net		15,361	16,213
Intangibles, net		1,712	1,984
Investment properties		3,145	3,214
Other assets	11	6,742	6,816
Total assets		6,374,846	6,288,898

Liabilities and Equity
Liabilities:
Demand deposits		355,301	170,660
Time deposits		2,830,446	2,968,240
	3,4,12	3,185,747	3,138,900
Interest payable		2,853	1,975
Total deposits		3,188,600	3,140,875

Securities sold under repurchase agreements	3,4,13	156,690	10,663
Borrowings and debt, net	4,14	1,869,304	1,985,070
Interest payable		9,248	9,175

Acceptance outstanding	3,4	78,164	74,366
Derivative financial instruments - liabilities	3,4,10	19,449	9,211
Allowance for loan commitments and financial guarantees contracts losses	3,4	2,936	2,904
Other liabilities	15	13,780	18,714
Total liabilities		5,338,171	5,250,978

Equity:
Common stock		279,980	279,980
Treasury stock		(57,452)	(57,999)
Additional paid-in capital in excess of value assigned to common stock		120,305	120,414
Capital reserves	21	95,210	95,210
Regulatory reserves	21	136,019	136,019
Retained earnings		466,978	464,088
Other comprehensive income (loss)		(4,365)	208
Total equity		1,036,675	1,037,920
Total liabilities and equity		6,374,846	6,288,898

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of profit or loss

For the three months ended March 31, 2021 and 2020

(In thousands of US dollars, except per share data and number of shares)

	Notes	2021	2020
Interest income:
Deposits		361	2,459
Securities		1,637	640
Loans		30,921	55,890
Total interest income	18	32,918	58,990
Interest expense:
Deposits		(3,472)	(11,462)
Borrowings and debt		(10,551)	(21,727)
Total interest expense	18	(14,023)	(33,189)

Net interest income		18,895	25,801

Other income (expense):
Fees and commissions, net	17	3,040	3,073
Loss on financial instruments, net	9	(71)	(358)
Other income, net		97	240
Total other income, net	18	3,066	2,955

Total revenues		21,961	28,756

Less:
Reversal for credit losses	3,18	-	89

Operating expenses:
Salaries and other employee expenses		(5,448)	(7,007)
Depreciation of investment properties, equipment and improvements		(819)	(735)
Amortization of intangible assets		(271)	(191)
Other expenses		(2,607)	(2,610)
Total operating expenses	18	(9,145)	(10,543)
Profit for the period		12,816	18,302

Per share data:
Basic earnings per share (in US dollars)	16	0.32	0.46
Diluted earnings per share (in US dollars)	16	0.32	0.46
Weighted average basic shares (in thousands of shares)	16	39,693	39,609
Weighted average diluted shares (in thousands of shares)	16	39,693	39,609

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of profit or loss and other comprehensive income

For the three months ended March 31, 2021 and 2020

(In thousands of US dollars)

	2021	2020
Profit for the period	12,816	18,302
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Change in fair value on equity instrument at FVOCI, net of hedging	(111)	320

Items that are or may be reclassified subsequently to profit or loss:
Change in fair value on financial instruments, net of hedging	(4,417)	(1,230)
Reclassification of gains (losses) on financial instruments to the profit or loss	(493)	(117)
Exchange difference in conversion of foreign currency operation	448	185

Other comprehensive income (loss)	(4,573)	(842)

Total comprehensive income for the period	8,243	17,460

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of changes in stockholders’s equity

For the three months ended March 31, 2021 and 2020

(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balances at January 1, 2020	279,980	(59,669)	120,362	95,210	136,019	446,083	(1,818)	1,016,167
Profit for the period	-	-	-	-	-	18,302	-	18,302
Other comprehensive income (loss)	-	-	-	-	-	-	(1,218)	(1,218)
Transfer of fair value on equity instrument at FVOCI	-	-	-	-	-	(376)	376	-
Compensation cost - stock options and stock units plans	-	-	484	-	-	-	-	484
Exercised options and stock units vested	-	260	(260)	-	-	-	-	-
Dividends declared	-	-	-	-	-	(15,247)	-	(15,247)
Balances at March 31, 2020	279,980	(59,409)	120,586	95,210	136,019	448,762	(2,660)	1,018,488

Balances at January 1, 2021	279,980	(57,999)	120,414	95,210	136,019	464,088	208	1,037,920
Profit for the period	-	-	-	-	-	12,816	-	12,816
Other comprehensive income (loss)	-	-	-	-	-	-	(4,573)	(4,573)
Compensation cost - stock options and stock units plans	-	-	438	-	-	-	-	438
Exercised options and stock units vested	-	547	(547)	-	-	-	-	-
Dividends declared	-	-	-	-	-	(9,926)	-	(9,926)
Balances at March 31, 2021	279,980	(57,452)	120,305	95,210	136,019	466,978	(4,365)	1,036,675

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of cash flows

For the three months ended March 31, 2021 and 2020

(In thousands of US dollars)

	2021	2020
Cash flows from operating activities
Profit for the period	12,816	18,302
Adjustments to reconcile profit for the period to net cash provided by (used in) operating activities:
Depreciation of equipment and leasehold improvements	819	735
Amortization of intangible assets	271	191
(Reversal) provision for credit losses	-	(89)
Unrealized loss on financial instruments at fair value through profit or loss	(56)	-
Amortization of premium and discount related to securities	-	100
Compensation cost - share-based payment	438	484
Net changes in hedging position and foreign currency	79	(2,527)
Loss for disposal of equipment and leasehold improvements	255	-
Interest income	(32,918)	(58,990)
Interest expense	14,023	33,189
Net decrease (increase) in operating assets:
Pledged deposits	(10,912)	(37,149)
Loans	(156,039)	511,523
Other assets	98	(723)
Net increase (decrease) in operating liabilities:
Due to depositors	46,847	(420,740)
Other liabilities	(5,025)	(4,986)
Cash flows provided by operating activities	(129,304)	39,320
Interest received	39,588	60,350
Interest paid	(14,222)	(33,869)
Net cash (used in) provided by operating activities	(103,938)	65,801

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements	(156)	(9)
Proceeds from the sale of securities at fair value through OCI	-	1,882
Proceeds from redemption of securities at amortized cost	42,599	14,825
Purchases of securities at amortized cost	(39,007)	(14,549)
Net cash provided by investing activities	3,436	2,149

Cash flows from financing activities:
Increase in securities sold under repurchase agreements	146,027	13,357
Net increase in short-term borrowings and debt	75,274	103,460
Proceeds from long-term borrowings and debt	95,955	50,000
Repayments of long-term borrowings and debt	(261,832)	(81,631)
Payments of leases liabilities	(297)	(273)
Dividends paid	(9,835)	(15,165)
Net cash provided by financing activities	45,292	69,749

(Decrease) increase net in cash and cash equivalents	(55,210)	137,699
Cash and cash equivalents at beginning of the period	846,008	1,159,718
Cash and cash equivalents at end of the period	790,798	1,297,417

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.	Corporate information

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).

In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit, liquidity and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.

-	Bladex Representaçao Ltda, incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% is owned by Bladex Holdings Inc.

-	Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.

-	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. (“BLX Soluciones”) was incorporated under the laws of Mexico on June 13, 2014. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%. The company specializes in offering financial leasing and other financial products such as loans and factoring.

Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).

The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; and in Bogota, Colombia, and has a representative license in Lima, Peru.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on April 20, 2021.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

2.	Basis of preparation of the consolidated financial statements

2.1	Statement of compliance

These condensed consolidated interim financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) issued by the International Accounting Standards Board (“IASB”). As all the disclosures required by IFRS for annual period consolidated financial statements are not included herein, these condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2020, contained in the Bank’s annual audited consolidated financial statements. The condensed consolidated interim statements of profit or loss, other comprehensive income, changes in equity and cash flows for the periods presented are not necessarily indicative of results expected for any future period.

3.	Financial risk

This note presents information about the Bank’s exposure to financial risks and the Bank’s management of capital.

A.	Credit risk

i.	Credit quality analysis

The following tables set out information about the credit quality of financial assets measured at amortized cost, and securities at FVOCI. Unless specifically indicated, for financial assets the amounts in the table represent the outstanding balances. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively.

Loans at amortized cost

March 31, 2021
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,469,615	-	-	2,469,615
Grades 5 - 6	0.75 - 3.80	2,226,671	134,705	-	2,361,376
Grades 7 - 8	3.81 - 34.51	105,663	116,022	10,593	232,278
Grades 9 - 10	34.52 - 100	-	-	-	-
		4,801,949	250,727	10,593	5,063,269
Loss allowance		(16,511)	(19,583)	(5,002)	(41,096)
Total		4,785,438	231,144	5,591	5,022,173

December 31, 2020
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,582,794	-	-	2,582,794
Grades 5 - 6	0.75 - 3.95	1,928,142	167,996	-	2,096,138
Grades 7 - 8	3.96 - 30.67	102,532	119,340	10,593	232,465
Grades 9 - 10	30.68 - 100	-	-	-	-
		4,613,468	287,336	10,593	4,911,397
Loss allowance		(16,661)	(19,916)	(4,588)	(41,165)
Total		4,596,807	267,420	6,005	4,870,232

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

March 31, 2021
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.03 - 0.74	194,659	-	-	194,659
Grades 5 - 6	0.75 - 3.80	196,194	38,446	-	234,640
Grades 7 - 8	3.81 - 34.51	137,438	-	-	137,438
		528,291	38,446	-	566,737

Customers’ liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	40,049	-	-	40,049
Grades 5 - 6	0.75 - 3.80	-	-	-	-
Grades 7 - 8	3.81 - 34.51	38,115	-	-	38,115
		78,164	-	-	78,164
		606,455	38,446	-	644,901
Loss allowance		(2,542)	(394)	-	(2,936)
Total		603,913	38,052	-	641,965

December 31, 2020
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.03 - 0.74	245,927	-	-	245,927
Grades 5 - 6	0.75 - 3.95	198,638	38,446	-	237,084
Grades 7 - 8	3.96 - 30.67	81,887	-	-	81,887
		526,452	38,446	-	564,898

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	1,498	-	-	1,498
Grades 5 - 6	0.75 - 3.95	723	-	-	723
Grades 7 - 8	3.96 - 30.67	72,145	-	-	72,145
		74,366	-	-	74,366
		600,818	38,446	-	639,264
Loss allowance		(2,426)	(478)	-	(2,904)
Total		598,392	37,968	-	636,360

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

B.	Credit risk (continued)

Securities at amortized cost

March 31, 2021
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	97,923	-	-	97,923
Grades 5 - 6	0.75 - 3.80	61,108	-	-	61,108
		159,031	-	-	159,031
Loss allowance		(532)	-	-	(532)
Total		158,499	-	-	158,499

December 31, 2020
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	108,505	-	-	108,505
Grades 5 - 6	0.75 - 3.95	50,562	5,007	-	55,569
		159,067	5,007	-	164,074
Loss allowance		(462)	(33)	-	(495)
Total		158,605	4,974	-	163,579

Securities at fair value through other comprehensive income (FVOCI)

March 31, 2021
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	230,130	-	-	230,130
		230,130	-	-	230,130
Loss allowance		(43)	-	-	(43)
Total		230,087	-	-	230,087

December 31, 2020
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	231,348	-	-	231,348
		231,348	-	-	231,348
Loss allowance		(43)	-	-	(43)
Total		231,305	-	-	231,305

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

The following table presents information of the current and past due balances of loans at amortized cost in stages 1, 2 and 3:

	March 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Current	4,801,949	250,727	10,593	5,063,269

	December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Current	4,613,468	287,336	10,593	4,911,397

As of March 31, 2021 and December 31, 2020, other financial assets were not past due nor impaired.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank’s derivative fair values are generally secured by cash.

	March 31, 2021
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	145,000	2,042	(1,294)
Cross-currency swaps	625,504	14,139	(17,591)
Foreign exchange forwards	61,679	159	(564)
Total	832,183	16,340	(19,449)

	December 31, 2020
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	145,667	1,831	(1,774)
Cross-currency swaps	565,997	25,947	(3,848)
Foreign exchange forwards	71,353	-	(3,589)
Total	783,017	27,778	(9,211)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

ii.	Loss allowances

The following tables show reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.

Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	16,661	19,916	4,588	41,165
Transfer to lifetime expected credit losses	-	-	-	-
Transfer to credit-impaired financial instruments	-	-	-	-
Net effect of changes in allowance for expected credit losses	(211)	(181)	414	22
Financial instruments that have been derecognized during the period	(5,380)	(152)	-	(5,532)
New financial assets originated or purchased	5,441	-	-	5,441
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Allowance for expected credit losses as of March 31, 2021	16,511	19,583	5,002	41,096

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	28,892	15,842	54,573	99,307
Transfer to lifetime expected credit losses	(886)	886	-	-
Transfer to credit-impaired financial instruments	-	(2,100)	2,100	-
Net effect of changes in allowance for expected credit losses	134	13,443	(118)	13,459
Financial instruments that have been derecognized during the year	(24,307)	(3,729)	-	(28,036)
New financial assets originated or purchased	12,828	-	-	12,828
Write-offs	-	(4,426)	(52,106)	(56,532)
Recoveries	-	-	139	139
Allowance for expected credit losses as of December 31, 2020	16,661	19,916	4,588	41,165

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	2,426	478	-	2,904
Net effect of changes in reserve for expected credit losses	(47)	(84)	-	(131)
Financial instruments that have been derecognized during the period	(1,142)	-	-	(1,142)
New instruments originated or purchased	1,305	-	-	1,305
Allowance for expected credit losses as of March 31, 2021	2,542	394	-	2,936

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	2,683	361	-	3,044
Transfer to lifetime expected credit losses	(96)	96	-	-
Net effect of changes in reserve for expected credit losses	37	42	-	79
Financial instruments that have been derecognized during the year	(1,864)	(21)	-	(1,885)
New instruments originated or purchased	1,666	-	-	1,666
Allowance for expected credit losses as of December 31, 2020	2,426	478	-	2,904

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	462	33	-	495
Net effect of changes in allowance for expected credit losses	(1)	-	-	(1)
Financial instruments that have been derecognized during the period	(99)	(33)	-	-
New financial assets originated or purchased	170	-	-	170
Allowance for expected credit losses as of March 31, 2021	532	-	-	532

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	103	10	-	113
Transfer to lifetime expected credit losses	(10)	10	-	-
Net effect of changes in allowance for expected credit losses	15	23	-	38
Financial instruments that have been derecognized during the year	(76)	(10)	-	(86)
New financial assets originated or purchased	430	-	-	430
Allowance for expected credit losses as of December 31, 2020	462	33	-	495

Securities at fair value through other comprehensive income (FVOCI)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	43	-	-	43
Financial instruments that have been derecognized during the period	-	-	-	-
Allowance for expected credit losses as of March 31, 2021	43	-	-	43

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

Securities at fair value through other comprehensive income (FVOCI)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	-	-	-	-
Financial instruments that have been derecognized during the year	43	-	-	43
Allowance for expected credit losses as of December 31, 2020	43	-	-	43

The following table provides a reconciliation between:

-	Amounts shown in the previous tables reconciling opening and closing balances of loss allowance per class of financial instrument; and

-	The (reversal) provision for credit losses’ line item in the condensed consolidated interim statement of profit or loss and other comprehensive income.

			Securities
March 31, 2021	Loans at amortized cost	Loan commitments and financial guarantee contracts	At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	22	(131)	(1)	-	(110)
Financial instruments that have been derecognized during the year	(5,532)	(1,142)	(132)	-	(6,806)
New financial assets originated or purchased	5,441	1,305	170	-	6,916
Total	(69)	32	37	-	-

			Securities
March 31, 2020	Loans at amortized cost	Loan commitments and financial guarantee contracts	At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	2,421	(208)	-	-	2,213
Financial instruments that have been derecognized during the year	(9,198)	(1,580)	(37)	-	(10,815)
New financial assets originated or purchased	7,296	1,187	30	-	8,513
Total	519	(601)	(7)	-	(89)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

iii.	Credit-impaired financial assets

The following table sets out a reconciliation of changes in the net carrying amount of allowance for credit losses for credit-impaired loans

	March 31, 2021	December 31, 2020
Credit-impaired loans and advances at beginning of period	4,588	54,573
Classified as credit-impaired during the period	-	2,100
Change in allowance for expected credit losses	351	(744)
Release for asset sale	-	-
Recoveries of amounts previously written off	-	139
Interest income	63	626
Write-offs	-	(52,106)
Credit-impaired loans and advances at end of period	5,002	4,588

During the year ended December 31, 2020, the sale of the outstanding credit-impaired loan in Stage 3, classified at amortized cost, was made for $11.6 million. This sale resulted in a write off against the allowance for credit losses of $ 52.1 million.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

vi.	Concentrations of credit risk

The Bank monitors concentrations of credit risk by sector, industry and by country. An analysis of concentrations of credit risk from loans, loan commitments, financial guarantees and investment securities is as follows.

Concentration by sector and industry

			Loan commitments and		Securities
	Loans at amortized cost		financial guarantee contracts		At amortized cost		FVOCI
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Carrying amount - principal	5,063,269	4,911,397	78,164	74,366	159,031	164,074	230,130	231,348
Amount committed/guaranteed	-	-	566,737	564,898	-	-	-	-

Concentration by sector
Corporations:
Private	1,375,104	1,425,929	277,144	276,249	43,770	56,979	60,105	60,403
State-owned	918,149	741,791	92,706	92,299	24,874	29,985	23,576	23,858
Financial institutions:		-
Private	2,162,688	2,231,742	65,783	65,434	47,918	33,715	-	-
State-owned	571,913	476,520	209,268	205,282	42,469	28,276	141,386	141,974
Sovereign	35,415	35,415	-	-	-	15,119	5,063	5,113
Total	5,063,269	4,911,397	644,901	639,264	159,031	164,074	230,130	231,348

Concentration by industry
Financial institutions	2,734,601	2,708,262	275,051	270,716	90,387	61,991	141,386	141,974
Manufacturing	790,435	760,985	172,613	173,493	52,797	66,053	45,413	45,654
Oil and petroleum derived products	778,082	586,030	98,189	98,189	15,847	20,911	38,268	38,607
Agricultural	302,413	336,715	-	-	-	-	-	-
Services	207,480	264,597	62,971	63,086	-	-	-	-
Mining	94,961	94,955	-	-	-	-	-	-
Sovereign	35,415	35,415	-	-	-	15,119	5,063	5,113
Other	119,882	124,438	36,077	33,780	-	-	-	-
Total	5,063,269	4,911,397	644,901	639,264	159,031	164,074	230,130	231,348

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

Risk rating and concentration by country

			Loan commitments and		Securities
	Loans at amortized cost		financial guarantee contracts		At amortized cost		FVOCI
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Carrying amount - principal	5,063,269	4,911,397	78,164	74,366	159,031	164,074	230,130	231,348
Amount committed/guaranteed	-	-	566,737	564,898	-	-	-	-

Rating
1-4	2,469,615	2,582,794	234,708	247,425	97,923	108,505	230,130	231,348
5-6	2,361,376	2,096,138	234,640	237,807	61,108	55,569	-	-
7-8	232,278	232,465	175,553	154,032	-	-	-	-
9	-	-	-	-	-	-	-	-
10	-	-	-	-	-	-	-	-
Total	5,063,269	4,911,397	644,901	639,264	159,031	164,074	230,130	231,348

Concentration by country
Argentina	107,626	130,944	-	-	-	-	-	-
Belgium	9,377	9,807	-	-	-	-	-	-
Bolivia	12,000	12,000	2,800	2,800	-	-	-	-
Brazil	1,109,073	971,652	50,000	50,000	61,108	41,128	-	-
Canada	-	-	-	-	-	-	-	-
Chile	603,179	533,945	1,180	7,911	11,898	11,992	28,639	28,972
Colombia	653,307	714,258	50,333	50,333	14,827	29,998	-	-
Costa Rica	136,817	146,200	54,378	56,876	-	-	-	-
Dominican Republic	188,904	202,433	16,500	16,500	-	-	-	-
Ecuador	29,739	45,511	182,324	165,275	-	-	-	-
El Salvador	30,002	40,000	579	1,087	-	-	-	-
France	152,808	150,810	81,426	84,862	-	-	-	-
Germany	-	-	-	-	-	-	-	-
Guatemala	293,352	281,485	44,345	43,845	-	-	-	-
Honduras	19,668	10,199	775	345	-	-	-	-
Hong Kong	7,000	1,800	-	-	-	-	-	-
Jamaica	45,696	23,274	-	-	-	-	-	-
Luxembourg	50,000	50,000	-	-	-	-	-	-
Mexico	544,144	607,099	4,731	4,995	43,651	43,910	-	-
Nicaragua	-	-	-	-	-	-	-	-
Panama	253,861	241,097	60,089	61,435	10,412	10,399	-	-
Paraguay	116,694	100,816	11,800	11,800	-	-	-	-
Peru	316,933	272,752	52,248	47,245	17,135	26,647	-	-
Singapore	27,518	75,095	-	-	-	-	-	-
Switzerland	-	-	-	-	-	-	-	-
Trinidad and Tobago	151,716	165,995	-	-	-	-	-	-
United States of America	127,930	113,816	-	-	-	-	89,428	89,794
United Kingdom	10,409	10,409	-	-	-	-	-	-
Uruguay	65,516	-	31,393	33,955	-	-	-	-
Multilateral	-	-	-	-	-	-	112,063	112,582
Total	5,063,269	4,911,397	644,901	639,264	159,031	164,074	230,130	231,348

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

iv.	Offsetting financial assets and liabilities

The following tables include financial assets and liabilities that are offset in the condensed consolidated interim financial statement or subject to an enforceable master netting arrangement:

a)	Derivative financial instruments – assets

March 31, 2021
		Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of assets			Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging	16,340	-	16,340	-	(9,810)	6,530
Total	16,340	-	16,340	-	(9,810)	6,530

December 31, 2020
		Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of assets			Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging	27,778	-	27,778	-	(24,720)	3,058
Total	27,778	-	27,778	-	(24,720)	3,058

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

A.	Credit risk (continued)

b)	Securities sold under repurchase agreements and derivative financial instruments – liabilities

March 31, 2021
		Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of liabilities			Financial instruments	Cash collateral received	Net Amount
Securities sold under repurchase agreements	(156,690)	-	(156,690)	171,041	-	14,351
Derivative financial instruments used for hedging	(19,449)	-	(19,449)	-	18,716	(733)
Total	(176,139)	-	(176,139)	171,041	18,716	13,618

December 31, 2020
		Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of liabilities			Financial instruments	Cash collateral received	Net Amount
Securities sold under repurchase agreements	(10,663)	-	(10,663)	11,998	18	1,353
Derivative financial instruments used for hedging	(9,211)	-	(9,211)	-	7,786	(1,425)
Total	(19,874)	-	(19,874)	11,998	7,804	(72)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

B.	Liquidity risk

i.	Exposure to liquidity risk

The following table details the Bank’s liquidity ratios, described in the previous paragraph, as of March 31, 2021 and December 31, 2020, respectively:

	March 31, 2021	December 31, 2020
At the end of the period	159.39%	249.42%
Period average	110.60%	115.98%
Maximum of the period	223.31%	249.42%
Minimum of the period	74.24%	53.26%

The following table includes the Bank’s liquid assets by geographical location:

	March 31, 2021			December 31, 2020
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total	Cash and due from banks	Securities FVOCI	Total
United State of America	737	41	778	740	90	830
Other O.E.C.D countries	-	20	20	100	-	100
Latin America	4	-	4	6	-	6
Other countries	50	-	50	-	-	-
Multilateral	-	141	141	-	112	112
Total	791	202	993	846	202	1,048

The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

(in millions of USD dollars)	March 31, 2021	December 31, 2020
Demand liabilities and “overnight”	355	171
% Demand liabilities and “overnight” to total deposits	11.15%	5.44%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

B.	Liquidity risk (continued)

The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

(in millions of USD dollars)	March 31, 2021	December 31, 2020
Total liquid assets	992	1,048
% Total assets to total liabilities	31.15%	33.40%
% Total liquid assets in the U.S. Federal Reserve	69.05%	65.68%

Even though the average term of the Bank’s assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a significant portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.

The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term together with its average remaining term:

(in millions of USD dollars)	March 31, 2021	December 31, 2020
Loan portfolio at amortized cost and securities portfolio less than/equal to 1 year according to its original terms	3,321	3,114
Average term (days)	176	195

The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms together with their average remaining term:

(in millions of USD dollars)	March 31, 2021	December 31, 2020
Loan portfolio at amortized cost and securities portfolio greater than/equal to 1 year according to its original terms	2,132	2,193
Average term (days)	2,017	1,382

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

B.	Liquidity risk (continued)

ii.	Maturity analysis for financial liabilities and financial assets

The following table details the future undiscounted cash flows of assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	March 31, 2021
	Up to 3	3 to 6	6 months		More than 5	Gross inflows	Carrying
Description	months	months	to 1 year	1 to 5 years	years	(outflows)	amount
Assets
Cash and due from banks	819,529	-	-	-	-	819,529	819,514
Securities and other financial assets, net	11,323	12,868	51,470	323,260	-	398,921	391,401
Loans, net	1,679,847	1,109,184	1,192,864	1,155,148	104,117	5,241,160	5,042,467
Derivative financial instruments - assets	1,059	484	-	14,423	374	16,340	16,340
Total	2,511,758	1,122,536	1,244,334	1,492,831	104,491	6,475,950	6,269,722

Liabilities
Deposits	(2,520,640)	(457,603)	(207,100)	(7,042)	-	(3,192,385)	(3,188,600)
Securities sold under repurchase agreements	(54,961)	(52,958)	(49,325)	-	-	(157,244)	(156,690)
Borrowings and debt, net	(119,355)	(78,711)	(418,883)	(1,370,597)	(29,248)	(2,016,794)	(1,878,552)
Derivative financial instruments - liabilities	(850)	(52)	-	(18,533)	(14)	(19,449)	(19,449)
Total	(2,695,806)	(589,324)	(675,308)	(1,396,172)	(29,262)	(5,385,872)	(5,243,291)

Contingencies
Confirmed lettes of credit	174,094	32,786	-	-	-	206,880	206,880
Stand-by letters of credit and guarantees	111,041	35,840	55,232	10,000	-	212,113	212,113
Credit commitments	-	8,125	19,286	118,333	-	145,744	145,744
Total	285,135	76,751	74,518	128,333	-	564,737	564,737
Net position	(469,183)	456,461	494,508	(31,674)	75,229	525,341	461,694

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

B.	Liquidity risk (continued)

ii.	Maturity analysis for financial liabilities and financial assets (continued)

	December 31, 2020
	Up to 3	3 to 6	6 months to 1		More than 5	Gross inflows	Carrying
Description	months	months	year	1 to 5 years	years	(outflows)	amount
Assets
Cash and due from banks	863,831	-	-	-	-	863,831	863,812
Securities and other financial assets, net	11,541	20,961	60,311	312,027	-	404,840	398,068
Loans, net	1,712,049	998,923	1,255,069	293,489	1,156,625	5,416,155	4,896,647
Derivative financial instruments - assets	-	119	129	26,691	839	27,778	27,778
Total	2,587,421	1,020,003	1,315,509	632,207	1,157,464	6,712,604	6,186,305

Liabilities
Deposits	(2,678,292)	(166,832)	(293,306)	(6,638)	-	(3,145,068)	(3,140,875)
Securities sold under repurchase agreements	-	(5,784)	(4,977)	-	-	(10,761)	(10,663)
Borrowings and debt, net	(166,034)	(60,816)	(456,932)	(1,425,806)	(24,922)	(2,134,510)	(1,994,245)
Derivative financial instruments - liabilities	(3,020)	(1,081)	(71)	(5,039)	-	(9,211)	(9,211)
Total	(2,847,346)	(234,513)	(755,286)	(1,437,483)	(24,922)	(5,299,550)	(5,154,994)

Contingencies
Confirmed lettes of credit	167,301	29,466	20,015	-	-	216,782	216,782
Stand-by letters of credit and guarantees	35,041	106,943	55,963	12,550	-	210,497	210,497
Credit commitments	-	-	4,286	133,333	-	137,619	137,619
Total	202,342	136,409	80,264	145,883	-	564,898	564,898
Net position	(462,267)	649,081	479,959	(951,159)	1,132,542	848,156	466,413

The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.

Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

Derivative financial liabilities and financial assets	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that simultaneously settle gross or net amounts.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

B.	Liquidity risk (continued)

iii.	Liquidity reserves

As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.

The following table sets out the components of the Banks’s liquidity reserves:

	March 31,		December 31,
	2021		2020
	Amount	Fair Value	Amount	Fair Value
Balances with Central Banks	685,167	685,167	688,612	688,612
Cash and balances with other bank (1)	105,631	105,631	157,396	157,396
Total Liquidity reserves	790,798	790,798	846,008	846,008

(1)	Excludes pledged deposits.

iv.	Financial assets available to support future funding

The following table sets out the Bank’s financial assets available to support future funding:

March 31, 2021
	Guaranteed	Available as collateral
Cash and due from banks	28,716	790,798
Notional of investment securities	164,265	212,989
Loans at amortized cost	-	5,063,269
Total assets	192,981	6,067,056

December 31, 2020
	Guaranteed	Available as collateral
Cash and due from banks	17,804	846,008
Notional of investment securities	11,450	371,900
Loans at amortized cost	-	4,911,397
Total assets	29,254	6,129,305

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

C.	Market risk

The Bank manages market risk by considering the condensed consolidated interim financial situation of the Bank. For the definition of market risk and information on how the Bank manages the market risks of trading and non-trading portfolios, see note 6.

i.	Interest rate risk

The following is a summary of the Bank’s interest rate gap position for the financial assets and liabilities based on their next repricing date:

	March 31, 2021
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Demand deposits and time deposits	816,787	-	-	-	-	2,727	819,514
Securities and other financial assets	9,028	10,851	56,770	314,752	-	-	391,401
Loans	3,384,038	1,080,231	486,895	106,099	11,045	-	5,068,308
Total assets	4,209,853	1,091,082	543,665	420,851	11,045	2,727	6,279,223

Liabilities
Demand deposits and time deposits	(2,517,186)	(455,161)	(204,974)	(6,900)	-	(1,526)	(3,185,747)
Securities sold under repurchase agreements	(54,856)	(52,807)	(49,027)	-	-	-	(156,690)
Borrowings and debt	(100,515)	(65,149)	(361,750)	(1,308,203)	(33,687)	-	(1,869,304)
Total liabilities	(2,672,557)	(573,117)	(615,751)	(1,315,103)	(33,687)	(1,526)	(5,211,741)
Net effect of derivative financial instruments held for interest risk management	209	432	-	(4,110)	360	-	(3,109)
Total interest rate sensitivity	1,537,505	518,397	(72,086)	(898,362)	(22,282)	1,201	1,064,373

	December 31, 2020
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Demand deposits and time deposits	859,481	-	-	-	-	4,331	863,812
Securities and other financial assets	9,554	9,139	55,960	320,769	-	-	395,422
Loans	3,468,477	895,794	434,813	117,262	-	-	4,916,346
Total assets	4,337,512	904,933	490,773	438,031	-	4,331	6,175,580

Liabilities
Demand deposits and time deposits	(2,675,867)	(166,317)	(290,000)	(6,500)	-	(216)	(3,138,900)
Securities sold under repurchase agreements	-	(5,728)	(4,935)	-	-	-	(10,663)
Borrowings and debt	(1,103,703)	(45,859)	(16,511)	(794,522)	(24,475)	-	(1,985,070)
Total liabilities	(3,779,570)	(217,904)	(311,446)	(801,022)	(24,475)	(216)	(5,134,633)
Net effect of derivative financial instruments held
for interest risk management	(3)	(373)	58	15,982	839	-	16,503
Total interest rate sensitivity	557,939	686,656	179,385	(347,009)	(23,636)	4,115	1,057,450

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

C.	Market risk (continued)

ii.       Interest rate risk (continued)

Following is an analysis of the Bank’s sensitivity to the most likely increase or decrease in market interest rates at the reporting date, assuming no asymmetrical movements in yield curves and a constant financial position:

	Change in interest rate	Effect on profit or loss	Effect on equity
March 31, 2021	+50 bps	2,637	8,210
	-50 bps	(2,085)	(1)

December 31, 2020	+50 bps	1,182	16,618
	-50 bps	(5,161)	107

Interest rate movements affect reported equity in the following ways:

-	Retained earnings: increases or decreases in net interest income and in fair values of derivatives reported in profit or loss;

-	Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and

-	Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.

This sensitivity provides a consideration of changes in interest rates, considering last period interest rate volatility.

iii.        Foreign exchange risk

The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, excluding derivative financial assets and liabilities, based on their fair value.

	March 31, 2021
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies (1)	Total
Exchance rate	5.64	1.17	110.74	3,663.44	20.44
Assets
Cash and due from banks	100	11	1	38	1,164	38	1,352
Loans	-	-	-	-	136,640	-	136,640
Total Assets	100	11	1	38	137,804	38	137,992

Liabilities
Borrowings and debt	-	-	-	-	(137,402)	-	(137,402)
Total liabilities	-	-	-	-	(137,402)	-	(137,402)

Net currency position	100	11	1	38	402	38	590

(1)	It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Peruvian soles, and Chinese renminbi.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Financial risk (continued)

C.	Market risk (continued)

iii.	Foreign exchange risk (continued)

	December 31, 2020
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies (1)	Total
Exchance rate	5.19	1.22	103.23	3,430.19	19.92
Assets
Cash and due from banks	81	13	1	20	1,615	80	1,810
Loans	-	-	-	-	182,395	-	182,395
Total Assets	81	13	1	20	184,010	80	184,205

Liabilities
Borrowings and debt	-	-	-	-	(183,863)	-	(183,863)
Total liabilities	-	-	-	-	(183,863)	-	(183,863)

Net currency position	81	13		20	147	80	342

(1) It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Peruvian soles, and Chinese renminbi.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Fair value of financial instruments

A.	Recurring valuation

Financial instruments measured at fair value on a recurring basis by caption on the condensed consolidated interim statement of financial position using the fair value hierarchy are described below:

	March 31, 2021
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	-	225,067	-	225,067
Securities at FVOCI - Sovereign debt	-	5,063	-	5,063
Loans at fair value through profit or loss	-	-	5,039	5,039
Total securities and other financial assets	-	230,130	5,039	235,169

Derivative financial instruments - assets:
Interest rate swaps	-	2,042	-	2,042
Cross-currency swaps	-	14,139	-	14,139
Foreign exchange forwards	-	159	-	159
Total derivative financial instrument assets	-	16,340	-	16,340
Total assets at fair value	-	246,469	5,039	251,508

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	-	1,294	-	1,294
Cross-currency swaps	-	17,591	-	17,591
Foreign exchange forwards	-	563	-	563
Total derivative financial instruments - liabilities	-	19,449	-	19,449
Total liabilities at fair value	-	19,449	-	19,449

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Fair value of financial instruments (continued)

A.	Recurring valuation (continued)

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	-	226,235	-	226,235
Securities at FVOCI - Sovereign debt	-	5,113	-	5,113
Loans at fair value through profit or loss	-	-	4,949	4,949
Total securities and other financial assets	-	231,348	4,949	236,297

Derivative financial instruments - assets:
Interest rate swaps	-	1,831	-	1,831
Cross-currency swaps	-	25,947	-	25,947
Foreign exchange forwards	-	-	-	-
Total derivative financial instrument assets	-	27,778	-	27,778
Total assets at fair value	-	259,126	4,949	264,075

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	-	1,774	-	1,774
Cross-currency swaps	-	3,848	-	3,848
Foreign exchange forwards	-	3,589	-	3,589
Total derivative financial instruments - liabilities	-	9,211	-	9,211
Total liabilities at fair value	-	9,211	-	9,211

Fair value calculations are provided only for a limited portion of assets and liabilities. Due to the wide range of valuation techniques and the degree of subjectivity used for estimates, comparisons of fair value information disclosed by the Bank with those of other companies may not be meaningful for comparative analysis.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Fair value of financial instruments (continued)

B.	Non-recurring valuation

The following table provides information on the carrying value and the estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	March 31, 2021
	Carrying	Fair
	value	value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	819,514	819,514	-	819,514	-
Securities at amortized cost (1)	160,187	161,531	-	151,103	10,428
Loans at amortized cost, net (2)	5,037,428	5,137,370	-	5,137,370	-
Customers’ liabilities under acceptances	78,164	78,164	-	78,164	-
Investment properties	3,145	3,145	-	-	3,145

Liabilities
Deposits	3,188,600	3,188,600	-	3,188,600	-
Securities sold under repurchase agreements	156,690	156,690	-	156,690	-
Borrowings and debt, net (3)	1,850,802	1,854,272	-	1,854,272	-
Customers’ liabilities under acceptances	78,164	78,164	-	78,164	-

	December 31, 2020
	Carrying	Fair
	value	value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	863,812	863,812	-	863,812	-
Securities at amortized cost (1)	165,564	168,110	-	157,698	10,412
Loans at amortized cost, net (2)	4,891,698	4,972,599	-	4,972,599	-
Customers’ liabilities under acceptances	74,366	74,366	-	74,366	-
Investment properties	3,214	3,214	-	-	3,214

Liabilities
Deposits	3,140,875	3,140,875	-	3,140,875	-
Securities sold under repurchase agreements	10,663	10,663	-	10,663	-
Borrowings and debt, net (3)	1,966,271	1,989,719	-	1,989,719	-
Customers’ liabilities under acceptances	74,366	74,366	-	74,366	-

(1)	The carrying value of securities at amortized cost is net of accrued interest receivable of $1.6 million and the allowance for expected credit losses of $0.5 million as of March 31, 2021 (accrued interest receivable of $1.9 million and the allowance for expected credit losses of $0.4 million as of December 31, 2020).

(2)	The carrying value of loans at amortized cost is net of accrued interest receivable of $20.9 million, the allowance for expected credit losses of $41.0 million and unearned interest and deferred fees of $5.7 million for March 31, 2021 (accrued interest receivable of $27.3 million, the allowance for expected credit losses of $41.1 million and unearned interest and deferred fees of $5.8 million for December 31, 2020).

(3)	Borrowings and debt exclude lease liabilities for an amount of $18.5 million and $18.7 million as of March 31, 2020 and December 31, 2020, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Fair value of financial instruments (continued)

C.	Level 3 - Fair value measurement

The following table presents the movement of a level 3 financial instruments measured at fair value:

	Debt instruments at fair value through profit or loss (debentures)	Loans at fair value through profit or loss	Total
At December 31, 2019	6,492	-	6,492
Additions	1,433	5,750	7,183
Net changes in fair value(1)	(2,175)	(801)	(2,976)
Sales	(5,750)	-	(5,750)
At December 31, 2020	-	4,949	4,949
Additions	-	-	-
Net changes in fair value(1)	-	90	90
Sales	-	-	-
At March 31, 2021	-	5,039	5,039

(1) The fair value of the instrument includes interest receivable.

For financial instruments measured at fair value in level 3 category, the Bank uses the following methodologies and inputs using present value techniques.

Loans at fair value through profit or loss - Level 3

In 2020, the Bank realized the sale of the debt instrument measured at fair value through profit or loss for $5.8 million. As a result, the Bank recognized a loan and classified it at fair value through profit or loss with a carrying amount of $5.0 million and $4.9 million as of March 31, 2021 and December 31, 2020, respectively.

Inputs used in the fair value measurement are detailed as follows:

Observable inputs	Unobservable inputs
- Forward interest rate referenced to 12M USD Libor	- Discount rate or discount margin of floating rate bond “USD US composite B+” with credit risk similar to the instrument analyzed adjusted by the country risk premium.

Fair value measurement sensitivity to unobservable inputs – discount rate	2021	2020
A significant increase in volatility would result in a lower fair value	6.043% to 8.430%	3.128% to 8.89%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Fair value of financial instruments (continued)

C.	Level 3 - Fair value measurement (continued)

Management used market data published in Bloomberg for the construction of the discount curve, which allows for a more accurate measurement of the instrument.

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value measurements. For fair value measurements in level 3, changing one or more of the assumptions used would have the following effects.

Loans at fair value through profit or loss	Effect on profit or loss
+ 100 bps to the observable and unobservable inputs	(140)

- 100 bps to the observable and unobservable inputs	144

5.	Cash and due from banks

The following table presents the details of interest-bearing deposits in banks and pledged deposits:

	March 31,	December 31,
	2021	2020
Cash and due from banks	2,727	4,331
Interest-bearing deposits in banks	816,787	859,481
Total	819,514	863,812

Less:
Pledged deposits	28,716	17,804
Total cash and cash equivalents	790,798	846,008

	March 31, 2021		December 31, 2020
	Amount	Interest rate range	Amount	Interest rate range
Interest-bearing deposits in banks:
Demand deposits (1)	706,787	0.01% to 2.95%	749,481	0.03% to 3.08%
Time deposits	110,000	-	110,000	-
Total	816,787		859,481

Pledged deposits	28,716	0.07%	17,804	0.09%

(1)	Interest-bearing demand deposits based on daily rates determined by banks. In addition, rates of 2.95% and 3.08% correspond to a deposit placed in México.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Cash and due from banks (continued)

The following table presents the pledged deposits classified by country risk:

	March 31,	December 31,
	2021	2020
Country:
United States of America(1)	11,775	11,515
Switzerland	7,737	3,027
Netherlands	3,394	334
Mexico	2,320	790
France	2,070	50
Japan	810	1,330
Canada	610	610
United Kingdom	-	130
Spain	-	18
Total	28,716	17,804

(1)	Includes pledged deposits of $10.0 million at March 31, 2021 for both periods, with the New York State Banking Department under March 1994 legislation and deposits pledged to guarantee derivative financial instrument transactions.

6.	Securities and other financial assets, net

Securities and other financial assets are presented as follows:

		At fair value
At March 31, 2021		With changes in other comprehensive income (loss)		With
Carrying amount	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	changes in profit or loss	Total securities and other financial assets, net
Principal	159,031	230,130	-	-	389,161
Interest receivable	1,688	1,084	-	-	2,772
Reserves (1)	(532)	(43)	-	-	(575)
	160,187	231,171	-	-	391,358

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Securities and other financial assets, net (continued)

		At fair value
At December 31, 2020		With changes in other comprehensive income (loss)		With
Carrying amount	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	changes in profit or loss	Total securities and other financial assets, net
Principal	164,074	231,348	-	-	395,422
Interest receivable	1,985	1,156	-	-	3,141
Reserves (1)	(495)	(43)	-	-	(538)
	165,564	232,461	-	-	398,025

(1)	The loss allowance for losses for securities at FVOCI is included in equity in the condensed consolidated interim statement of financial position in the line Other comprehensive income. At March 31, 2021 and December 31, 2020, the principal plus interest receivable for securities at FVOCI is $231,214 and $232,504, respectively.

As of December 31, 2020, the Bank sold 261,164 shares, which were designated at their initial recognition at fair value with changes in other comprehensive income due to market changes affecting the liquidity of the instrument.

The cumulative fair value of the shares sold was $1.7 million, and the cumulative loss recognized in OCI was $602 thousand, transferred to retained earnings.

Securities and other financial assets by contractual maturity are shown in the following table:

		At fair value
At March 31, 2021		With changes in other comprehemsive income		With
	Amortized cost	Recyclable to profit ans loss	Non-recyclable to profit and loss	changes in profit or loss	Total securities and other financial assets, net
Due within 1 year	15,897	43,960	-	-	59,857
After 1 year but within 5 years	143,134	186,170	-	-	329,304
Balance - principal	159,031	230,130	-	-	389,161

		At fair value
At December 31, 2020		With changes in other comprehemsive income		With
	Amortized cost	Recyclable to profit ans loss	Non-recyclable to profit and loss	changes in profit or loss	Total securities and other financial assets, net
Due within 1 year	40,625	34,027	-	-	74,652
After 1 year but within 5 years	123,449	197,321	-	-	320,770
Balance - principal	164,074	231,348	-	-	395,422

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Securities and other financial assets, net (continued)

The following table includes the securities pledged to secure repurchase transactions accounted for as secured pledged:

	March 31, 2021			December 31, 2020
	Amortized cost	Fair value	Total	Amortized cost	Fair value	Total
Securities pledged to secure repurchase transactions	142,402	28,639	171,041	11,998	-	11,998
Securities sold under repurchase agreements	(130,247)	(26,443)	(156,690)	(10,663)	-	(10,663)

7.	Loans

The following table presents the loan portfolio according to its classification and subsequent measurement:

	March 31,	December 31,
	2021	2020
Loans at amortized cost	5,063,269	4,911,397
Interest receivable	20,990	27,350
Loss allowances	(41,096)	(41,165)
Unearned interest and deferred fees	(5,735)	(5,884)
Loans at amortized cost, net	5,037,428	4,891,698
Loans at fair value through profit or loss (1)	-	4,949
Loans, net	5,037,428	4,896,647

(1) The Bank realized the sale of debt instruments measured at fair value through profit or loss for $5.8 million. As a result, the Bank recognized a loan and classified it at fair value through profit or loss with a carrying amount of $5.0 million and $4.9 million as of March 31, 2021 and December 31, 2020, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Loans (continued)

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	March 31,	December 31,
	2020	2020
Fixed interest rates	2,804,142	2,544,544
Floating interest rates	2,264,166	2,371,802
Total	5,968,308	4,916,346

As of March 31, 2021 and December 31, 2020, 79% and 41% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. The range of interest rates on loans fluctuates from 0.43% to 9.28% (December 31, 2020 0.43% to 9.70%).

The following table details information relating to loans granted to class A and B shareholders:

	March 31,	December 31,
	2021	20120
Class A and B shareholder loans	475,253	522,316
% Loans to class A and B shareholders over total loan portfolio	9%	11%
% Class A and B stockholders with loans over number of class A and B stockholders	13%	12%

Modified financial assets

The following table refers to modified financial assets during the period, where modification does not result in de-recognition:

	March 31, 2021	December 31, 2020
Gross carrying amount before modification	-	8,829
Allowance loss before modification (1)	-	(1,796)
Net amortized cost before modification	-	7,033

Gross carrying amount after modification	-	8,829
Allowance loss after modification (2)	-	(1,802)
Net amortized cost after modification	-	7,027

(1) Expected credit loss for 12 months.

(2) Expected credit loss within the life of the financial asset.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Loans (continued)

Recognition and derecognition of financial assets

During the period ended December 31, 2020, a Stage 3 impaired loan was sold for $11.6 million and a Stage 2 loan with a significant increase in credit risk was sold for $13.2 million, both classified at amortized cost. This resulted in a write-off against reserves of $56.1 million. These sales were made based on compliance with the Bank’s strategy to optimize credit risk of its loan portfolio.

8.	Loan commitments and financial guarantee contracts

In the normal course of business, to meet the financing needs of its customers, the Bank is party to loan commitments and financial guarantee contracts. These instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the condensed consolidated interim statement of financial position. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract.

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	March 31,	December 31,
	2021	2020
Documentary letters of credit	208,880	216,782
Stand-by letters of credit and guarantees - commercial risk	212,113	210,497
Credit commitments	145,744	137,619
Total loans commitments and financial guarantee contracts	566,737	564,898

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

Maturities	March 31,	December 31,
	2021	2020
Up to 1 year	438,404	419,015
From 1 to 2 years	108,333	75,883
Over 2 to 5 years	20,000	70,000
Total	566,737	564,898

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Gain (loss) on financial instruments, net

The following table sets forth the details for the gain or loss on financial instruments recognized in the condensed consolidated interim statements of profit or loss:

	For the three months ended March 31,
	2021	2020
Loss on derivative financial instruments and foreign currency exchange, net	(127)	(358)

Unrealized gain on financial instruments at fair value through profit or loss	56	-
	(71)	(358)

10.	Derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	March 31, 2021
	Nominal amount	Carrying amount of hedging instruments
		Asset (1)	Liability (2)
Interest rate risk
Fair value hedges	85,000	2,042	(116)
Cash flow hedges	60,000	-	(1,178)
Interest rate and foreign exchange risk
Fair value hedges	344,221	419	(15,488)
Cash flow hedges	281,283	13,720	(2,103)
Foreign exchange risk
Cash flow hedges	61,679	159	(564)
	832,183	16,340	(19,449)

	December 31, 2020
	Nominal amount	Carrying amount of hedging instruments
		Asset (1)	Liability (2)
Interest rate risk
Fair value hedges	85,667	1,831	(233)
Cash flow hedges	60,000	-	(1,541)
Interest rate and foreign exchange risk
Fair value hedges	344,489	2,856	(3,848)
Cash flow hedges	221,508	23,091	-
Foreign exchange risk
Cash flow hedges	71,353	-	(3,589)
	783,017	27,778	(9,211)

(1) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.

(2) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Derivative financial instruments (continued)

A.	Fair value hedges (continued)

The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2021
	Nominal amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge	Ineffectiveness recognized in
		Asset (1)	Liability (2)	ineffectiveness (3)	profit or loss (3)
Interest rate risk
Loans	10,000	-	(64)	64	(1)
Securities at FVOCI	5,000	-	(52)	24	3
Borrowings and debt	70,000	2,042	-	(134)	16
Interest rate and foreign exchange risk
Loans	3,807	419	-	63	(33)
Borrowings and debt	340,414	-	(15,488)	(12,958)	143
Total	429,221	2,461	(15,604)	(12,941)	128

	December 31, 2020
	Nominal amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge	Ineffectiveness recognized in
		Asset (1)	Liability (2)	ineffectiveness (3)	profit or loss (3)
Interest rate risk
Loans	10,667	-	(132)	84	1
Securities at FVOCI	5,000	-	(101)	(29)	(20)
Borrowings and debt	70,000	1,831	-	199	(27)
Interest rate and foreign exchange risk
Loans	4,075	356	-	178	(149)
Borrowings and debt	340,414	2,500	(3,848)	(2,524)	(468)
Total	430,156	4,687	(4,081)	(2,092)	(663)

(1) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.

(2) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.

(3) Included in the condensed consolidated interim statement of profit or loss is the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Derivative financial instruments (continued)

A.	Fair value hedges

The following table details the notional amounts and carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2021
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the	Accumulated amount of fair value hedge adjustments included in the	Change in fair value of the hedged items used
	Asset	Liability	carrying amount of the hedged items	carrying amount of the hedged items	to calculate hedge ineffectiveness(1)
Interest rate risk
Loans	10,101	-	Loans, net	4	(65)
Securities at FVOCI	5,070	-	Securities and other financial assets, net	106	(21)
Borrowings and debt	-	(72,134)	Borrowings and debt, net	(142)	150
Interest rate and foreign exchange risk
Loans	3,450	-		(751)	(96)
Borrowings and debt	-	(325,082)	Borrowings and debt, net	14,184	13,101
Total	18,621	(397,216)		13,401	13,069

	December 31, 2020
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the	Accumulated amount of fair value hedge adjustments included in the	Change in fair value of the hedged items used
	Asset	Liability	carrying amount of the hedged items	carrying amount of the hedged items	to calculate hedge ineffectiveness(1)
Interest rate risk
Loans	10,837	-	Loans, net	74	(83)
Securities at FVOCI	5,113	-	Securities and other financial assets, net	85	9
Borrowings and debt	-	(71,937)	Borrowings and debt, net	(292)	(226)
Interest rate and foreign exchange risk
Loans	3,789	-	Loans, net	(654)	(327)
Borrowings and debt	-	(339,688)	Borrowings and debt, net	1,083	2,056
Total	19,739	(411,625)		296	1,429

(1) Included in the condensed consolidated interim statement of profit or loss is the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Derivative financial instruments (continued)

A.	Fair value hedges (continued)

The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	March 31, 2021
Maturity	Interest rate swaps	Foreign exchange and interest rate risks	Total
Fair value hedge
Less than 1 year	85,000	-	85,000
Over 1 to 2 years	-	275,453	275,453
Over 2 to 5 years	-	68,768	68,768
Total	85,000	344,221	429,221

	December 31, 2020
Maturity	Interest rate swaps	Foreign exchange and interest rate risks	Total
Fair value hedge
Less than 1 year	85,667	-	85,667
Over 1 to 2 years	-	271,646	271,646
Over 2 to 5 years	-	72,843	72,843
Total	85,667	344,489	430,156

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Derivative financial instruments (continued)

B.	Cash flow hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2021
	Nominal	Carrying amount of hedging instruments		Change in fair value used for calculating hedge	Changes in the fair value of the hedging instruments recognized in	Ineffectiveness recognized in	Amount reclassified from the hedge reserve to profit
	amount	Asset (1)	Liability (2)	ineffectiveness	OCI (3)	profit or loss (4)	or loss (4)
Interest rate risk
Borrowings and debt	60,000	-	(1,178)	359	358	(1)	-
Interest rate and foreign exchange risk
Borrowings and debt	281,283	13,720	(2,103)	(13,598)	(13,262)	336	-
Foreign exchange risk
Loans	61,679	159	(564)	266	264	(2)	(2,999)
Borrowings and debt	-	-	-	-	-	-	-
Total	402,962	13,879	(3,845)	(12,973)	(12,640)	333	(2,999)

	December 31, 2020
	Nominal	Carrying amount of hedging instruments		Change in fair value used for calculating hedge	Changes in the fair value of the hedging instruments recognized in	Ineffectiveness recognized in	Amount reclassified from the hedge reserve to profit
	amount	Asset (1)	Liability (2)	ineffectiveness	OCI (3)	profit or loss (4)	or loss (4)
Interest rate risk
Borrowings and debt	60,000	-	(1,541)	(443)	(442)	1	(75)
Interest rate and foreign exchange risk
Borrowings and debt	221,508	23,091	-	23,380	23,481	101	(1,697)
Foreign exchange risk
Loans	71,353	-	(3,589)	(3,466)	(3,465)	1	(1,927)
Borrowings and debt	-	-	-	-	-	-	-
Total	352,861	23,091	(5,130)	19,471	19,574	103	(3,699)

(1)	Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.
(2)	Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.
(3)	Included in equity in the condensed consolidated interim statement of financial position on the line Other comprehensive income.
(4)	Included in the condensed consolidated interim statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Derivative financial instruments (continued)

B.	Cash flow hedges (continued)

The following table details the nominal amounts and carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2021
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of	Change in the fair value of the hedged items used to calculate the hedge	Cash flow
	Asset	Liability	the hedged items	ineffectiveness	hedge reserve
Interest rate risk
Borrowings and debt	-	(20,043)	Borrowings and debt, net	(358)	1,080
Interest rate and foreign exchange risk
Borrowings and debt	-	(298,424)	Borrowings and debt, net	13,262	3,275
Foreign exchange risk
Loans	61,902	-	Loans, net	(264)	531
Total	61,902	(318,467)		12,640	4,886

	December 31, 2020
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of	Change in the fair value of the hedged items used to calculate the hedge	Cash flow
	Asset	Liability	the hedged items	ineffectiveness	hedge reserve
Interest rate risk
Borrowings and debt	-	(20,045)	Borrowings and debt, net	442	1,440
Interest rate and foreign exchange risk
Borrowings and debt	-	(243,817)	Borrowings and debt, net	(23,481)	(1,980)
Foreign exchange risk
Loans	74,509	-	Loans, net	3,465	562
Total	74,509	(263,862)		(19,574)	22

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Derivative financial instruments (continued)

B.	Cash flow hedge (continued)

The following table details the maturity of the derivative instruments used in cash flow hedges:

	March 31, 2021
Maturity	Foreign exchange risk	Interest rate swaps	Foreign exchange and interest rate risks	Total
Cash flow hedge
Less than 1 year	61,679	40,000	-	101,679
Over 1 to 2 years	-	15,000	30,333	45,333
Over 2 to 5 years	-	5,000	222,245	227,245
More than 5 years	-	-	28,705	28,705
Total	61,679	60,000	281,283	402,962

	December 31, 2020
Maturity	Foreign exchange risk	Interest rate swaps	Foreign exchange and interest rate risks	Total
Cash flow hedge
Less than 1 year	71,353	40,000	-	111,353
Over 2 to 5 years	-	20,000	197,854	217,854
More than 5 years	-	-	23,654	23,654
Total	71,353	60,000	221,508	352,861

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

11.	Other assets

Following is a summary of other assets:

	March 31,	December 31,
	2021	2020
Accounts receivable	795	938
Prepaid expenses	2,565	2,541
Prepaid fees and commissions	339	486
Interest receivable - deposits	34	8
IT projects under development	352	218
Severance fund	1,936	1,927
Other	721	698
	6,742	6,816

12.	Deposits

The maturity profile of the Bank’s deposits, excluding interest payable, as follows:

	March 31,	December 31,
	2021	2020
Demand	355,301	170,660
Up to 1 month	642,074	1,127,120
From 1 month to 3 months	985,083	878,900
From 3 months to 6 months	737,941	544,860
From 6 months to 1 year	413,465	365,879
From 1 year to 2 years	51,883	51,481
	3,185,747	3,138,900

The following table presents additional information regarding the Bank’s deposits

	March 31,	December 31,
	2021	2020
Aggregate amounts of $100,000 or more	3,185,529	3,138,684
Aggregate amounts of deposits in the New York Agency	718,042	657,851

	March 31,
	2021	2020
Interest expense on deposits made in the New York Agency	1,238	1,563

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Securities sold under repurchase agreements

As of March 31, 2021 and December 31, 2020, the Bank had financing transactions under repurchase agreements for $156.7 million and $10.7 million, respectively.

During the periods ended March 31, 2021, 2020 and 2019, interest expense related to financing transactions under repurchase agreements totaled $75 thousand, $193 thousand and $287 thousand, respectively. These expenses are included as interest expense – borrowings and debt line in the condensed consolidated interim statement of profit or loss.

14.	Borrowings and debt

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of March 31, 2021, the Bank was in compliance with all those covenants.

Borrowings and debt are detailed as follows:

	March 31, 2021
	Short-Term			Long-term
Carrying amount	Borrowings	Debt	Lease Liabilities	Borrowings	Debt	Lease Liabilities	Total
Principal	455,119	-	1,271	250,671	1,151,500	17,231	1,875,792
Prepaid commissions	-	-	-	(373)	(6,115)	-	(6,488)
	455,119	0	1,271	250,298	1,145,385	17,231	1,869,304

	December 31, 2020
	Short-Term			Long-term
Carrying amount	Borrowings	Debt	Lease Liabilities	Borrowings	Debt	Lease Liabilities	Total
Principal	331,585	49,350	1,244	477,010	1,116,033	17,555	1,992,777
Prepaid commissions	-	-	-	(1,158)	(6,549)	-	(7,707)
	331,585	49,350	1,244	475,852	1,109,484	17,555	1,985,070

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Borrowings and debt (continued)

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year, excluding lease liabilities) borrowings and debt, along with contractual interest rates, is as follows:

	March 31,	December 31,
	2021	2020
Short-term borrowings:
At fixed interest rates	15,764	55,000
At floating interest rates	439,355	276,585
Total borrowings	455,119	331,585
Short-term debt:
At floating interest rates	-	49,350
Total debt	-	49,350
Total short-term borrowings and debt	455,119	380,935

Range of fixed interest rates on borrowings and debt in U.S. dollars	1.40%	0.45% to 1.40%
Range of floating interest rates on borrowings in U.S. dollars	0.36% to 0.81%	0.47% to 1.65%
Range of fixed interest rates on borrowings in Mexican pesos	4.68%	0.00%
Range of floating interest rates on borrowings and debt in Mexican pesos	4.74%	4.97% to 5.05%

The outstanding balances of short-term borrowings and debt by currency, are as follows:

	March 31,	December 31,
	2021	2020
Currency
US dollar	416,957	299,957
Mexican peso	38,162	80,978
Total	455,119	380,935

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Borrowings and debt (continued)

Long-term borrowings and debt

The breakdown of borrowings and long-term debt (original maturity of more than one year, excluding lease liabilities), along with contractual interest rates, plus prepaid commissions as of March 31, 2021 and December 31, 2020, respectively, are as follows (excludes lease liabilities):

Long-term borrowings:	March 31, 2021	December 31, 2020
At fixed interest rates with due dates from April 2021 to May 2022	67,292	68,190
At floating interest rates with due dates from October 2021 to August 2023	183,379	408,820
Total long-term borrowings	250,671	477,010

Long-term debt:
At fixed interest rates with due dates from July 2021 to December 2027	827,036	784,006
At floating interest rates with due dates from March 2022 to June 2023	324,464	332,027
Total long-term debt	1,151,500	1,116,033
Total long-term borrowings and debt	1,402,171	1,593,043
Less: Prepaid commissions	(6,488	(7,707
Total long-term borrowings and debt, net	1,395,683	1,585,336

Range of fixed interest rates on borrowings and debt in U.S. dollars	2.04% to 3.05%	2.04% to 3.05%
Range of floating interest rates on borrowings and debt in U.S. dollars	1.23% to 1.81%	1.16% to 1.85%
Range of fixed interest rates on borrowings in Mexican pesos	6.77% to 9.09%	6.77% to 9.09%
Range of floating interest rates on borrowings and debt in Mexican pesos	4.67% to 5.65%	4.87% to 5.74%
Range of fixed interest rates on debt in Japanese yens	0.52% to 0.95%	0.52%
Range of fixed interest rates on debt in Euros	0.23% to 3.75%	0.9% to 3.75%
Range of fixed interest rates on debt in Australian dollars	0.00%	0.00%
Range of fixed interest rates on debt in Sterling pounds	1.50%	0.00%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows (excluding lease liabilities):

	March 31, 2021	December 31, 2020
Currency
US dollar	685,146	910,296
Mexican peso	500,804	509,687
Euro	126,142	101,469
Japanese yen	84,981	71,591
Sterling pounds	5,098	-
Total	1,402,171	1,593,043

Future payments of long-term borrowings and debt outstanding as of March 31, 2021, are as follows (excluding lease liabilities):

Payments	Outstanding
2021	62,018
2022	415,106
2023	199,083
2024	61,649
2025	612,386
2026	35,105
2027	16,824
1,402,171

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Borrowings and debt (continued)

Long-term borrowings and debt (continued)

Reconciliation – Movements of borrowings

The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the condensed consolidated interim statements of cash flows:

	2021	2020
Balance as of January 1,	1,985,070	3,138,310
Net increase in short-term borrowings and debt	75,274	103,460
Proceeds from long-term borrowings and debt	95,955	50,000
Repayments of long-term borrowings and debt	(261,832)	(81,631)
Payment of lease liabilities	(297)	(273)
Change in foreign currency	(25,340)	(74,745)
Adjustment of fair value for hedge accounting relationship	(726)	948
Other adjustments	1,200	949
Balance as of March 31,	1,869,303	3,137,018

The reconciliation of equity account movements is presented in the condensed consolidated interim statement of changes in equity.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Borrowings and debt (continued)

Lease liabilities

Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	March 31, 2021	December 31, 2020
Due within 1 year	2,071	2,058
After 1 year but within 5 years	10,644	10,641
After 5 years but within 10 years	10,830	11,354
Total undiscounted lease liabilities	23,545	24,053

Short-term	1,271	1,244
Long-term	17,231	17,555
Lease liabilities included in the consolidated statement of financial position	18,502	18,799

Amounts recognized in the statement of cash flows:

	March 31, 2021	December 31, 2020
Payments of lease liabilities	297	1,114

Amounts recognized in profit or loss:

	March 31, 2021	March 31, 2020
Interest on lease liabilities	(208)	(220)
Income from sub-leasing right-of-use assets	66	94

15.	Other liabilities

Following is a summary of other liabilities:

	March 31,	December 31,
	2021	2020
Accruals and other accumulated expenses	7,257	9,213
Accounts payable	3,475	6,307
Others	3,048	3,194
	13,780	18,714

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.	Earnings per share

The following table presents a reconciliation of profit and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	March 31,
	2021	2020
(Thousands of U.S. dollars)
Profit for the period	12,816	18,302

(U.S. dollars)
Basic earnings per share	0.32	0.46
Diluted earnings per share	0.32	0.46

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	39,693	39,609

Effect of diluted securities:
Stock options and restricted stock units plan	-	-

Adjusted weighted average of common shares outstanding applicable to diluted EPS	39,693	39,609

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Fee and commission income

Fee and commission income from contracts with customers broken down by main types of services according to the scope of IFRS 15, are detailed as follows:

	Three months ended March 31, 2021
	Syndications	Documentary and standby letters of credit	Other Commissions, net	Total
Issuance and confirmation	-	2,245	554	2,799
Negotiation and acceptance	-	16	-	16
Amendment	-	254	-	254
Structuring	100	-	-	100
Other	-	27	(156)	(129)
	100	2,542	398	3,040

	Three months ended March 31, 2020
	Syndications	Documentary and standby letters of credit	Other Commissions, net	Total
Issuance and confirmation	-	2,146	291	2,437
Negotiation and acceptance	-	145	-	145
Amendment	-	142	-	142
Structuring	396	-	-	396
Others	-	31	(78)	(47)
	396	2,464	213	3,073

The following table provides information on the ordinary income that is expected to be recognized on the contracts in force:

March 31,
2021
Up to 1 year	2,012
From 1 to 2 years	856
More than 2 years	44
2,912

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Business segment information

The following table provides certain information regarding the Bank’s operations by segment:

	Three months ended March 31, 2021
	Commercial	Treasury	Total
Interest income	30,920	1,998	32,918
Interest expense	(166)	(13,857)	(14,023)
Inter-segment net interest income	(12,022)	12,022	-
Net interest income	18,732	163	18,895
Other income (expense), net	3,257	(191)	3,066
Total income	21,989	(28)	21,961

Reversal of (provision for) credit losses	37	(37)	-
Gain (loss) on non-financial assets, net	-	-	-
Operating expenses	(7,148)	(1,997)	(9,145)
Segment profit (loss)	14,878	(2,062)	12,816

Segment assets	5,137,623	1,230,515	6,368,138
Segment liabilities	95,901	5,228,490	5,324,391

	Three months ended March 31, 2020
	Commercial	Treasury	Total
Interest income	55,891	3,099	58,990
Interest expense	(176)	(33,013)	(33,189)
Inter-segment net interest income	(30,948)	30,948	-
Net interest income	24,767	1,034	25,801
Other income (expense), net	3,349	(394)	2,955
Total income	28,116	640	28,756

Reversal of (provision for) credit losses	89	-	89
Gain (loss) on non-financial assets, net	-	-	-
Operating expenses	(7,341)	(3,202)	(10,543)
Segment profit (loss)	20,864	(2,562)	18,302

Segment assets	5,359,398	1,453,571	6,812,969
Segment liabilities	84,777	5,707,013	5,791,790

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Business segment information (continued)

Reconciliation on information on reportable segments

	Three months ended March 31
	2021	2020
Profit for the period	12,816	18,302

Assets:
Assets from reportable segments	6,368,138	6,812,969
Other assets - unallocated	6,708	9,554
Total assets	6,374,846	6,822,523

Liabilities:
Liabilities from reportable segments	5,324,391	5,791,790
Other liabilities - unallocated	13,780	12,245
Total liabilities	5,338,171	5,804,035

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Related party transactions

The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	March 31,	December 31,
	2021	2020
Assets
Demand deposits	1,702	3,269
Loans, net	17,574	22,499
Total asset	19,276	25,768

Liabilities
Time deposits	250,000	240,000
Total liabilities	250,000	240,000

Contingencies
Stand-by letters of credit	11,800	28,300
Loss allowance	(54)	(60)
Total contingencies	11,746	28,240

The detail of income and expenses with related parties is as follows:

	March 31,
	2021	2020
Interest income
Loans	100	540
Total interest income	100	540
Interest expense
Deposits	(623)	(467)
Total interest expense	(623)	(467)

Net interest income (expenses)	(523)	73

Other income (expense)
Fees and commissions, net	60	88
Total other income, net	60	88

Net income from related parties	(463)	161

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Related party transactions (continued)

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	March 31,
	2021	2020
Expenses:
Compensation costs to directors	240	348
Compensation costs to executives	1,603	3,274

Compensation costs to directors and executives, include annual cash retainers and the cost of granted restricted stock and restricted stock units.

20.	Litigation

Bladex is not engaged in any litigation that is significant to the Bank’s business or, to the best of the knowledge of Bank’s management, that is likely to have an adverse effect on its business, consolidated financial position or its consolidated financial performance.

21.	Applicable laws and regulations

Liquidity index

In according with the established in Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP), as of March 31, 2021 and December 31, 2020 the minimum LCR to be reported to the SBP was 65% and 50%, respectively. The Bank´s LCR as of March 31, 2021 and December 31, 2020 was 233% and 249%, respectively.

In compliance with the Rule No. 4-2008 issued by the SBP, the percentage of the liquidity index reported by the Bank to the regulator as of March 31, 2021 and December 31, 2020 was 77.29% and 79.99%, respectively.

Capital adequacy

In compliance with the established in the Banking Law of the Republic of Panama and the Rules No. 01-2015 and 03-2016 below, the information corresponding to the total capital adequacy index is presented:

	March 31, 2021	December 31, 2020
Capital funds	1,052,197	1,048,182

Risk-weighted assets	5,431,105	5,187,054
Capital adequacy index	19.37%	20.21%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Applicable laws and regulations (continued)

Leverage ratio

The table below presents the Bank´s leverage ratio in compliance with Article No.17 of the Rule No. 1-2015:

	March 31, 2021	December 31, 2020
Ordinary capital	916,179	912,164

Non-risk-weighted assets	6,571,783	6,479,416
Leverage ratio	13.94%	14.08%

Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	March 31, 2021
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	2,273,379	9,281	10,593	-	-	2,293,254
Financial Institutions:
Private	2,162,687	-	-	-	-	2,162,687
State-owned	571,913	-	-	-	-	571,913
	2,734,600	-	-	-	-	2,734,600
Sovereign	35,415	-	-	-	-	35,415
	5,043,395	9,281	10,593	-	-	5,063,269

Allowance for loan losses IFRS (*):	34,237	1,857	5,002	-	-	41,096

Loans at FVTPL
Financial Institutions:
Private	5,039	-	-	-	-	5,039
Total loans	5,048,434	9,281	10,593	-	-	5,068,308

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Applicable laws and regulations (continued)

	December 31, 2020
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	2,147,846	9,281	10,593	-	-	2,167,720
Financial Institutions:
Private	2,231,742	-	-	-	-	2,231,742
State-owned	476,520	-	-	-	-	476,520
	2,708,262	-	-	-	-	2,708,262
Sovereign	35,415	-	-	-	-	35,415
	4,891,523	9,281	10,593	-	-	4,911,397

Allowance for loan losses IFRS (*):	34,720	1,857	4,588	-	-	41,165

Loans at FVTPL
Financial Institutions:
Private	4,949	-	-	-	-	4,949
Total loans	4,896,472	9,281	10,593	-	-	4,916,346

As of March 31, 2021, and December 31, 2020, there are no restructured loans.

(*) As of March 31, 2021, and December 31, 2020, there is no excess in the specific provision calculated in accordance with Agreement No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.

For statutory purposes only, non-accruing loans are presented by category as follows:

	March 31, 2021
Loans at amortized cost	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	-	-	10,593	-	-	10,593
Total	-	-	10,593	-	-	10,593

	December 31, 2020
Loans at amortized cost	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	-	-	10,593	-	-	10,593
Total	-	-	10,593	-	-	10,593

	March 31, 2021	December 31, 2020
Non-accruing loans:
Private corporations	10,593	10,593
Total non-accruing loans	10,593	10,593

Interest that would be reversed if the loans had been classified as non-accruing loans	414	351
Income from collected interest on non-accruing loans	-	-

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Applicable laws and regulations (continued)

Modified special mention loans

In accordance with the requirements of Article 4-E of Rule No. 9-2020, a detail of the portfolio of modified special mention category loans and their respective provisions and regulatory reserves as of March 31,2021 and December 31, 2020, classified according to the three-stage model of IFRS 9 follows:

	March 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Modified special mention loans
Modified loans
Corporate	-	8,829	-	8,829
(-) Modified loans secured by pledged deposits in the same bank up to the guaranteed amount	-	-	-	-
(+) Interest receivable		7	-	7
(-) Unearned interest and deferred fees	-	-	-	-
Total loan portfolio subject to provisions
Rule No. 9-2020	-	8,836	-	8,836

Allowance
Allowance IFRS 9	-	1,767	-	1,767
Collective allowance (complement to 1.5%) *				-
Regulatory reserve (complement to 3%) *				-
Total allowance and reserves				1,767

	December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Modified special mention loans
Modified loans
Corporate	-	8,829	-	8,829
(-) Modified loans secured by pledged deposits in the same bank up to the guaranteed amount	-	-	-	-
(+) Interest receivable		7	-	7
(-) Unearned interest and deferred fees	-	-	-	-
Total loan portfolio subject to provisions
Rule No. 9-2020	-	8,836	-	8,836

Allowance
Allowance IFRS 9	-	1,767	-	1,767
Collective allowance (complement to 1.5%) *				-
Regulatory reserve (complement to 3%) *				-
Total allowance and reserves				1,767

* Because IFRS 9 provision for modified special mention loans by $1.7million exceeds the generic provision equivalent to the 3% required by Rule No. 9-2020, the Bank does not require additional complementary equity reserves to the existing provision.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Applicable laws and regulations (continued)

As of March 31, 2021, the modified special mention loan has complied with its contractual payments of the loan agreement.

It is important to note that in addition to the modified special mention loan, the Bank maintains corporate loans in Substandard category and that they embraced to the moratorium of Law No. 156 of June 30, 2020. As of March 31, 2021 and December 31, 2020, these loans carrying amount are $11.0 million and $10.9 million, respectively (including interest) and present interest payments with a default of up to 30 days.

As of March 31, 2021, and December 31, 2020, the total amount of the dynamic provision and the regulatory credit reserve calculated according to the guidelines of Rule No. 4-2013 of the SBP is $136 million for both years, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This appropriation is restricted from dividend distribution in order to comply with local regulations.

The provision and reserve are detailed as follows:

	March 31, 2021	December 31, 2020
Dynamic provision	136,019	136,019
Regulatory credit reserve	-	-
	136,019	136,019

Capital reserve

In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.3 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.